SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-120112) AND TO BE A PART THEREOF FROM THE DATE WHICH IT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the grant to PacifiCorp of $51 million of additional annual revenues in Utah general rate case.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 28, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower’s PacifiCorp Granted $51 Million in Utah General Rate Case

ScottishPower announces that on 25 February its subsidiary, PacifiCorp, was granted $51 million of additional annual revenues by the Utah Public Service Commission (UPSC). PacifiCorp is allowed to implement these new rates a month early, resulting in a one-off benefit in the current year of $4.3 million. During the course of the proceeding, PacifiCorp also revised a number of its large customer contracts that will provide additional annual revenue of $4 million.

The settlement provides additional revenues towards increasing investment and operating costs anticipated in PacifiCorp’s 2006 fiscal year and will help reduce regulatory lag. The settlement authorises an allowed return on equity (ROE) of 10.5%, which is in line with recent awards in other jurisdictions, and an increased equity component.

The original general rate case request was made in August 2004 for $111 million and was revised to approximately $96 million in January 2005 following adjustments for additional revenues from special contracts and other items identified during the rate case process. The settlement will lead to an approximate 4% average increase in rates for Utah customers, with effect from 1 March 2005. As part of the agreement, the next rate case in Utah can be filed after 28 February 2006.

Information:

Simon McMillan	Media Relations Manager	0141 566 4875
David Ross	Investor Relations Manager	0141 566 4853